

October 31, 2014

Via E-mail
John G. Scanlon
Chief Financial Officer
Intersections Inc.
3901 Stonecroft Boulevard
Chantilly, Virginia 20151

      Re: **Intersections Inc.**
             Form 10-K for the fiscal year ended December 31, 2013
             Filed March 17, 2014
             Form 10-Q for the quarterly period ended June 30, 2014
             Filed August 11, 2014
             File No. 000-50580

Dear Mr. Scanlon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

1. The final three paragraphs of page 27 discuss some of the material trends, uncertainties and events facing your Consumer Products and Services segment. In light of the significance of this segment to your business as a whole, please expand the discussion of the material trends, uncertainties and events facing this segment in future filings to include a more detailed assessment of whether these trends, uncertainties and events will have, or are reasonably likely to have, a material impact on the company's liquidity,

capital resources or results of operations. For example, please expand the discussion of the potential remedial actions your material financial institution clients may take against you and the likelihood that these actions will materially impact your business. See Item 303 of Regulation S-K. For additional guidance, please consider Section III of SEC Release No. 33-8350.

2.   In future filings, please clarify the current status of your agreements with your material financial institution clients. In this regard, please discuss whether these clients have required you to cease providing services to existing subscribers, whether they have agreed to provide continued servicing of any existing subscribers and whether they have taken any remedial actions materially affecting you.

Critical Accounting Policies

Goodwill, Identifiable Intangibles and Other Long Lived Assets, page 30

3.   You indicate that the CPS segment where the goodwill resides has been changed in1st Quarter Ending March 31, 2014 to exclude corporate transactions that are now reported in the Corporate business unit. However, you also disclose that the other significant estimates and assumptions that the estimated fair value of the reporting units was dependent on include overhead cost that is allocated based on each reporting unit's relative benefit received from Corporate. Please clarify whether the overhead is comprised of all corporate transactions reported in the Corporate business unit and if not, what comprises the overhead. In addition, please clarify the basis for how the overhead is allocated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief